FORM 8-A/A


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             Texfi Industries, Inc.
             (Exact name of registrant as specified in its charter)

                                    Delaware
                    (State of incorporation or organization)

                                   56-0795032
                      (I.R.S. Employer Identification No.)


                         5400 Glenwood Avenue, Suite 215
                          Raleigh, North Carolina 27612
               (Address of principal executive offices)(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be                        Name of each exchange on which
so registered:                                   each class is to be registered:

Common Stock, $1.00 par value                    New York Stock Exchange
-----------------------------                    -----------------------


         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]


Securities to be registered pursuant to Section 12(g) of the Act: None


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ITEM. 1  DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of Texfi Industries, Inc. (the "Company") consists of 20,000,000 shares of common stock, $1.00 par value (the "Common Stock") and 5,000,000 shares of preferred stock, $1.00 par value (the "Preferred Stock"). Currently, the only designated shares of Preferred Stock are 200,000 shares of Series A Junior Participating Preferred Stock ("Participating Preferred Stock"). The following is a brief summary of the rights and restrictions relating to the Common Stock.

Voting Rights

         Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote thereby. The Company's Bylaws provide that, on all matters in which a quorum is present at a meeting of stockholders, the vote of the holders of a majority of the stock having voting power present either in person or by proxy shall decide any question brought before such meeting, unless the question is one upon which an express provision of applicable law or the Company's certificate of incorporation requires a different vote.

Dividend and Liquidation Rights

         Holders of the Common Stock are entitled ratably, share for share, to such dividends as may be declared by the Company's Board of Directors and, upon liquidation of the Company, to participate in the distribution of any corporate assets remaining after payment of all debts and preferential amounts on the Company's issued and outstanding Preferred Stock.

         The Company's Board of Directors has the authority to issue Preferred Stock in one or more series, to fix the voting rights of any Preferred Stock and to fix the dividend, redemption, liquidation, conversion and voting rights of any such series, which could adversely affect the holders of the Common Stock. Among other things, the Company's right to declare dividends on the Common Stock may be restricted by the issuance of such Preferred Stock. For example, the terms of the Participating Preferred Stock, which has been designated but not issued, provide that the Company may not pay dividends on, make any other distributions on, redeem or otherwise acquire for consideration any shares of stock ranking junior or on parity with Participating Preferred Stock until all accrued and unpaid dividends and distributions, whether or not declared, on Participating Preferred Stock shall have been paid in full. Issuance of Preferred Stock could have the effect of acting as an anti-takeover device to delay or prevent a change of control of the Company. Currently, no shares of Preferred Stock are outstanding. See "Rights Dividend" below for a further description of the Participating Preferred Stock that has been designated.

         On March 15, 1996, the Company entered into a $74.0 million credit facility (subsequently reduced by amendment to $64.0 million) with NationsBank, N.A (formerly known as NationsBank, N.A.(Carolinas) and as NationsBank of North Carolina, N.A.) and certain other lending institutions (the "Credit Facility"), which Credit Facility includes a

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covenant that the Company will not, until its obligations and commitments under the Credit Facility shall have been satisfied in full, declare or pay any dividends on any shares of its outstanding capital stock, or make any other distribution (by reduction of capital or otherwise) in respect of such shares. The Credit Facility also includes certain covenants of the Company regarding the operations and financial condition of the Company during its term, the compliance of the Company with which may also limit the Company's ability to pay dividends on the Common Stock.

         The Company's right to declare dividends on the Common Stock is also restricted by the provisions of the indenture governing the Company's 11 1/4% Convertible Senior Subordinated Debentures due October 1, 1997 (the "11 1/4% Debentures"). The indenture for the 11 1/4% Debentures prohibits dividends or other distributions on any capital stock of the Company, except for dividends or distributions payable in Common Stock, if a default has occurred and is continuing, and dividends, distributions and stock repurchases occurring after August 1, 1985 exceed the sum of (a) the aggregate net proceeds received by the Company after November 2, 1984 for the issuance and sale of included securities plus (b) 50% of the aggregate consolidated net income earned after November 2, 1984 for so long as stockholders' equity is less than $10,000,000 and 100% of the aggregate consolidated net income earned after November 2, 1984 for so long as the Company's stockholders' equity equals or exceeds $10,000,000 (in either case, if such aggregate shall be a deficit, minus 100% of such deficit).

         There can be no assurance that, even if the Company were permitted to pay dividends at some future date, the Board of Directors will exercise its discretion to declare such cash dividends on the Common Stock at such time.

Certain Redemption Provisions of Indentures

         The indentures for the Company's 11% Series C Subordinated Extendible Debentures due April 1, 2000 (the "Series C Debentures") and the Company's 8 3/4% Senior Subordinated Debentures due August 1, 1999 (the "8 3/4% Debentures") provide that they are redeemable at the option of the holder if a "Repurchase Event" occurs. A Repurchase Event occurs if a "Change of Control" occurs on or prior to their maturity and the rating of the debentures by either Standard & Poor's Corporation or Moody's Investors Service, Inc. is withdrawn or downgraded during the period commencing with the public disclosure of an intent to effect such "Change of Control" and ending 90 days thereafter. A Change of Control is defined generally as (i) any merger or consolidation in which the Company is not the continuing or surviving corporation or pursuant to which the Common Stock would be converted into cash, securities or other property, (ii) the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company or (iii) any person within the meaning of Section 13(d)(3) or
Section 14(d)(2) under the Securities Exchange Act of 1934 becoming the beneficial owner of 50% or more of the then outstanding shares of Common Stock. The foregoing provisions of the above-referenced indentures could have the effect of acting as an anti-takeover device to delay or prevent a change of control of the Company.

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

         The Common Stock is not subject to redemption.

Rights Dividend

         On July 22, 1988, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable on August 9, 1988 (the "Record Date") to the shareholders of record on that date. Until the Distribution Date (as defined below), the Company will issue one Right with each share of Common Stock that shall become outstanding so that all shares of Common Stock will have attached Rights. The Company initially authorized and reserved 200,000 shares of Participating Preferred Stock for issuance upon the exercise of Rights. Each Right, when exercisable, will entitle the registered holder, until the earlier of August 9, 1998 and the date of redemption of the Rights, to purchase from the Company one one-hundredth of a share of Participating Preferred Stock, at an exercise price of $30 per one one-hundredth of a share of Participating Preferred Stock (the "Purchase Price"), subject to certain adjustments.

         The Rights will be represented by the certificates for Common Stock and will not be exercisable or transferable apart from the Common Stock until the earlier to occur of (i) the tenth day after the acquisition by a person or group of affiliated or associated persons (an "Acquiring Person") of beneficial ownership of 30% or more of the outstanding Common Stock, (ii) the tenth day after the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 30% or more of such outstanding Common Stock
(iii) the tenth day after the date of filing of a registration statement for any such exchange offer under the Securities Act of 1933, and (iv) the tenth day after the date on which the Board of Directors of the Company declares any holder of 12% or more of outstanding Common Stock to be an "adverse person" (as described below) (the earlier of such dates being the "Distribution Date").

         The Rights will first become exercisable on the Distribution Date (unless sooner redeemed) and could then begin trading separately from the Common Stock. The Rights will expire on August 9, 1998 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company.

         In any merger or consolidation occurring after there is an Acquiring Person or the Board of Directors of the Company determines that any 12% or greater shareholder is an "adverse person," in which the Company's Common Shares do not remain outstanding, each Right will be converted into the right to purchase common stock of the acquiror (whether or not an Acquiring Person) worth twice the Purchase Price, for the Purchase Price.

         If any merger or consolidation occurs with an Acquiring Person in which shares of the Company's Common Stock remain outstanding, or if the Acquiring Person and the Company engage in certain self-dealing or similar transactions (described below), each Right will give the holder (other than the 30% holder or its transferees) the right to purchase, for the Purchase Price,

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Common Stock with a market value equal to twice the Purchase Price. In addition, in the event any person or group acquires 30% of the outstanding Common Stock
(or a lesser percentage of at least 12% if the Board determines that such person is an "adverse person"), the Rights would give holders (other than the 30% holder or 12% "adverse person" holder and its transferees) the right to buy, for the Purchase Price, Common Stock with a market value of twice the Purchase
Price.

         Self-dealing transactions include the following: the Acquiring Person
(i) acquires more Company stock from the Company, (ii) engages in a commercial transaction worth more than $1 million with the Company, or in any commercial transaction not on arm's-length terms, (iii) receives compensation (e.g., management fees) from the Company or (iv) receives loans, guarantees, tax credits or the like from the Company, except proportionately as a shareholder.

         An "adverse person" is any holder of 12% or more of the Common Stock, as to which the Board of Directors of the Company determines that (i) such person is holding the shares in order to cause the Company to repurchase the shares or to take any other action or series of actions designed to provide such person with short-term financial gain, in circumstances where the Directors determine that taking such action or actions is not in the best long-term interests of the Company or its shareholders, or (ii) that ownership of the shares by such person is causing or reasonably likely to cause a material adverse impact (including, but not limited to impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company.

         If, at the time the Rights become exercisable for Common Stock, there is not a sufficient number of Common Stock authorized so as to provide for the exercise of all Rights entitled to be exercised, the Company will be required to substitute Preferred Stock, debt securities, cash or other property with a value equal to that of the Common Stock for which the Rights are exercisable, unless the Board is able to cause a sufficient number of shares of Common Stock to be authorized within 90 days after the date the Rights become so exercisable.

         The Rights may be redeemed by the Board of Directors of the Company for $0.01 each at any time until (i) any person acquires 30% or more of the Common Stock, (ii) any holder of 12% of the Common Stock is determined by the Board to be an "adverse person," (iii) any 30% holder engages in any self-dealing transaction, or (iv) any merger or consolidation, regardless of whether the Company is the surviving entity.

         The terms of the Rights may be amended by the Board of Directors of the Company at any time prior to the earlier of (i) the date of acquisition by anyone of 30% of the outstanding Common Stock, and (ii) the date on which any 12% or greater holder is found by the Board of Directors to be an "adverse person." Thereafter, the Board of Directors can amend the agreement governing the Rights only to eliminate ambiguities or to provide additional benefits to the holders of the Rights (other than any Acquiring Person).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

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

        The Purchase Price payable, and the number of shares of Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, Participating Preferred Stock, (ii) upon the grant to holders of Participating Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Participating Preferred Stock at a price, or securities convertible into shares of Participating Preferred Stock with a conversion price less than the then current market price of Participating Preferred Stock or (iii) upon the distribution to holders of Participating Preferred Stock of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Participating Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a share of Participating Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         Participating Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each Share of Participating Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of shares of Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Participating Preferred Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Participating Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional share of Participating Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Participating Preferred Stock, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of Participating Preferred Stocks on the last trading day prior to the date of exercise.

         The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that holders of the Rights become entitled to exercise their Rights for Common Stock (or common stock of the surviving

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entity in a merger with the Company), since until such time the Rights may be redeemed by the Board of Directors of the Company at $.01 per Right.

         The distribution of the Rights is not taxable to the Company or its shareholders. The Rights are not dilutive and do not affect reported earnings per share. The Company receives no proceeds from the issuance of the Rights as a dividend.

Certain Provisions of the Company's Certificate of Incorporation and Bylaws

        The Company's Certificate of Incorporation and Bylaws both provide that the Board of Directors shall be divided into three classes, as nearly equal in number as possible, with one class of directors to be elected at each annual meeting of stockholders for a term of three years. Stockholders do not have cumulative voting rights with respect to the election of directors.

        The Company's Certificate of Incorporation further provides that the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Common Stock entitled to vote generally in the election of directors ("Voting Stock"), or, alternatively, a majority of the "disinterested" members of the Board of Directors, is required to approve certain major corporate transactions involving the Company and a holder of 10% or more of the Voting Stock of the Company (an "Interested Stockholder") or his affiliate, including certain mergers, consolidations, asset and stock conveyances, liquidations and reclassifications. "Disinterested" directors are directors who are (a) unaffiliated with and not a nominee of an Interested Stockholder but were members of the Company's Board of Directors prior to the time that the Interested Stockholder became Interested and (b) successors to those directors described in (a) who are recommended to succeed a Disinterested Director by a majority of Disinterested Directors then on the Board of Directors. In addition, the Company's Certificate of Incorporation further provides that the affirmative vote of the holders of at least 66 2/3% of the Voting Stock is required (i) to remove directors, (ii) for the Company's stockholders to exercise their power to adopt, amend or repeal the Company's Bylaws and (iii) for the Company's stockholders to amend, alter, change or repeal that provided in clauses (i) and
(ii) above.

        The foregoing provisions could have the effect of acting as an anti-takeover device to delay or prevent a change of control of the Company.

ITEM 2. EXHIBITS

                The exhibits to this Form 8-A/A are listed in the accompanying Index to Exhibits.

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                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TEXFI INDUSTRIES, INC.
                             (Registrant)



Date: July 9, 1997           By: /s/ William L. Remley
                                 ---------------------------------
                                 William L. Remley
                                 Chief Executive Officer



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                                INDEX TO EXHIBITS

*3(a)(1) Restated Certificate of Incorporation of Registrant dated August 13, 1969, filed as Exhibit (3)(a)(1) to Registrant's Form 10-K Annual Report for the fiscal year ended October 31, 1980.

*3(a)(2) Certificate of Amendment of Certificate of Incorporation of Registrant dated March 16, 1972, filed as Exhibit (3)(a)(2) to Registrant's Form 10-K Annual Report for the fiscal year ended October 31, 1980.

*3(a)(3) Certificate of Amendment of Certificate of Incorporation of Registrant dated March 27, 1978, filed as Exhibit (3)(a)(3) to Registrant's Form 10-K Annual Report for the fiscal year ended October 31, 1980.

*3(a)(4) Certificate of Amendment of Certificate of Incorporation of Registrant dated March 19, 1978, filed as Exhibit 4.4 to Registrant's Form S-8 registration Statement (No. 33-14697).

*3(a)(5) Certificate of Amendment of Certificate of Incorporation of Registrant dated March 20, 1987, filed as Exhibit 4.5 to Registrant's Form S-8 Registration Statement (No. 33-14697).

*3(a)(6) Certificate of Amendment of Certificate of Incorporation of Registrant dated September 28, 1987, filed as Exhibit 4(a)(6) to Registrant's Form S-2 Registration Statement (No. 33-14697).

*3(a)(7) Certificate of Designations of Registrant dated November 20, 1987, filed as Exhibit 4(a)(7) to Registrant's Form S-2 Registration Statement (No. 33-16794).

*3(a)(8) Certificate of Designations of Registrant dated March 8, 1988, filed as Exhibit 4(a)(8) to Registrant's Form S-2 Registration Statement (No. 33-20131).

*3(a)(9) Certificate of Designations of Registrant dated August 4, 1988, filed as Exhibit 4(a)(9) to Registrant's Form 10-Q Quarterly Report for the fiscal quarter ended July 29, 1988.

*3(b)(1) Bylaws of Registrant, filed as Exhibit 4.6 to Registrant's Form S-8 Registration Statement (No. 33-14697).

*3(b)(2) Amendment to Bylaws of Registrant, filed as Exhibit 4(b)(2) to Registrant's Form S-2 Registration Statement (No. 33-16794).

*3(b)(3) Amendment to Bylaws of Registrant adopted by Registrant's Board of Directors on January 18, 1991, filed as Exhibit 3(b)(3) to Registrant's Form 10-K Annual Report for the fiscal year ended November 2, 1990.

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*3(b)(4)      Amendment to Bylaws of Registrant adopted by Registrant's Board of
              Directors on August 31, 1994, filed as Exhibit 4(b)(4) to Registrant's Form 10-Q Quarterly Report for the fiscal quarter ended July 29, 1994.

*3(b)(5) Amendment to Bylaws of Registrant adopted by Registrant's Board of Directors on September 7, 1994, filed as Exhibit 4(b)(5) to Registrant's Form 10-Q Quarterly Report for the fiscal quarter ended July 29, 1994.

*4(a)(1) Indenture between Registrant and Rhode Island Hospital Trust National Bank, Trustee, with a copy of Subordinated Debentures due April 1, 1995, Series B and Subordinated Extendible Debentures due April 1, 2000, Series C attached, filed as Exhibit 4(f) to Registrant's Form S-2 Registration Statement (No. 33-32485).

*4(b)(2) First Supplemental Indenture between Registrant and Rhode Island Hospital Trust National Bank, Trustee, with a revised Subordinated Debenture due April 1, 1995, Series B attached, filed as Exhibit 4 to Registrant's Form 8-K Current Form dated May 16, 1990.

*4(b)(3) Indenture dated October 1, 1991 between Registrant and First National Bank of Boston, Trustee, with copy of 11-1/4% Convertible Senior Subordinated Debenture due October 1, 1997, filed as
              Exhibit 4(a)(1) to Registrant's Form 10-K Annual Report for the fiscal year ended November 1, 1991.

*4(a)(4) Indenture dated September 8, 1993 between Registrant and First Union National Bank of North Carolina, Trustee, with copy of 8-3/4% Senior Subordinated Debenture due August 1, 1999, filed as
              Exhibit 4(c)(2) to Registrant's Form 10-Q Quarterly Report for the fiscal quarter ended July 30, 1993.

*4(a)(5) First Supplemental Indenture dated as of March 15, 1996 between Registrant and First Union National Bank of North Carolina, as Trustee, filed as Exhibit 4(a)(2) to Registrant's Form 8-K Current Form of March 15, 1996.

*4(a)(6) Second Supplemental Indenture dated as of March 15, 1996 between Registrant and First Union National Bank of North Carolina, as Trustee, filed as Exhibit 4(a)(2) to Registrant's Form 8-K Current Form as of March 15, 1996

*4(b)(1)      Specimen Common Stock ($1 par value) certificates, filed as
              Exhibit 4.01 to Amendment No. 2 to Registrant's Form S-1 Registration Statement (No. 2-41653).

*4(c)(1) Rights Agreement dated July 22, 1988 between Registrant and First Union National Bank of North Carolina, as Rights Agent, filed as
              Exhibit 1 to Registrant's Form 8-K Current Form dated July 22,
              1988.

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*4(c)(2)      Form of Rights Certificate, filed as Exhibit B to Exhibit 1 to
              Registrant's Form 8-K Current Form dated July 22, 1988.

*4(c)(3) Amendment to Rights Agreement between Registrant and First Union National Bank of North Carolina dated October 31, 1988, filed as
              Exhibit 4(e)(3) to Registrant's Form S-2 registration Statement (No. 33-32485).

*4(c)(4) Second Amendment to Rights Agreement dated May 24, 1994 between Registrant and First Union National Bank of North Carolina, as Rights Agent, filed as Exhibit 4(e)(4) to Registrant's Form 10-Q Quarterly Report for the fiscal quarter ended April 29, 1994.

*4(c)(5) Third Amendment to Rights Agreement dated December 16, 1994 between Registrant and First Union National Bank of North Carolina, as Rights Agent, filed as Exhibit 4(c)(5) to Registrant's Form 10-K Annual Report for the fiscal year ended October 28, 1994.

*4(d)(1) Credit Agreement dated as of March 15, 1996 among Registrant, as Borrower, certain Lenders referred to therein, NationsBank, N.A., as Agent, and NationsBanc Commercial Corporation, as Disbursing Agent, filed as Exhibit 2(a)(1) to Registrant's Form 8-K Current Report dated March 15, 1996.

*4(d)(2) Security Agreement dated as of March 15, 1996 between Registrant, as Grantor, and NationsBank, N.A., as Agent for certain Lenders referred to therein, NationsBank, N.A., as Agent, and NationsBanc Commercial Corporation, as Disbursing Agent, filed as Exhibit 2(a)(2) to Registrant's Form 8-K Current Report dated March 15, 1996.

*4(d)(3) Form of Deed of Trust and Security Agreement (North Carolina property) dated as of March 15, 1996 between Registrant, as Grantor, TIM, Inc., as Trustee, and NationsBank, N.A., as Beneficiary and Agent for certain Lenders referred to therein, and NationsBanc Commercial Corporation, as Disbursing Agent, filed as
              Exhibit 2(a)(3) to Registrant's Form 8-K Current Report dated March 15, 1996.

*4(d)(4) Form of Mortgage and Security Agreement (South Carolina property) dated as of March 15, 1996 between Registrant, as Grantor, and NationsBank, N.A., as Beneficiary and Agent for certain Lenders referred to therein, and NationsBanc Commercial Corporation, as Disbursing Agent, filed as Exhibit 2(a)(4) to Registrant's Form 8-K Current Report dated March 15, 1996.

*4(d)(5) Deed to Secure Debt and Security Agreement (Georgia property) dated as of March 15, 1996 between Registrant, as Grantor, and NationsBank, N.A., as Beneficiary and Agent for certain Lenders referred to therein, and NationsBanc Commercial

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

              Corporation, as Disbursing Agent, filed as Exhibit 2(a)(5) to Registrant's Form 8-K Current Report dated March 15, 1996.

*4(d)(6) Form of Assignment of Factoring Proceeds dated March 15, 1996, filed as Exhibit 2(a)(6) to Registrant's Form 8-K Current Report dated March 15, 1996.

*4(d)(7) First Amendment dated May 10, 1996 to the Credit Agreement dated March 15, 1996 among Registrant, as Borrower, certain Lenders referred to therein, NationsBank, N.A., as Agent and NationsBanc Commercial Corporation, as Disbursing Agent, filed as Exhibit 2(a)(7) to Registrant's Form 10-Q for the fiscal quarter dated March 3, 1996.

*4(d)(8) Waiver Agreement dated June 14, 1996 to the Credit Agreement dated March 15, 1996 among Registrant, as Borrower, certain Lenders referred to therein, NationsBank, N.A., as Agent and NationsBanc Commercial Corporation, as Disbursing Agent, filed as Exhibit 2(a)(8) to Registrant's Form 10-Q for the fiscal quarter dated March 3, 1996.

*4(d)(9) Second Amendment dated September 12, 1996 to the Credit Agreement dated March 15, 1996 among Registrant, as Borrower, certain Lenders referred to therein, NationsBank, N.A., as Agent and NationsBanc Commercial Corporation, as Disbursing Agent, filed as
              Exhibit 2(a)(9) to Registrant's Form 10-Q for the fiscal quarter dated August 2, 1996.

*4(d)(10)     Third Amendment dated January 30, 1997 to the Credit Agreement dated March 15, 1996 among Registrant, as Borrower, certain
              Lenders referred to therein, NationsBank, N.A., as Agent and NationsBanc Commercial Corporation, as Disbursing Agent, filed as
              Exhibit 4(d)(10) to Registrant's Form 10-K for the fiscal year ended November 1, 1996.

_______________________________
*Incorporated by reference to the document or report indicated


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